Exhibit 4.1
AMENDMENT NO. 7 TO
REVOLVING CREDIT AND SECURITY AGREEMENT
THIS AMENDMENT NO. 7 (this "Amendment") is entered into as of August 28, 2014, by and among TECUMSEH PRODUCTS COMPANY, a corporation organized under the laws of the State of Michigan (“Tecumseh Products”), TECUMSEH COMPRESSOR COMPANY, a corporation organized under the laws of the State of Delaware (“Tecumseh Compressor”), TECUMSEH PRODUCTS OF CANADA, LIMITED, a Canadian corporation (“Tecumseh Products Canada”), and EVERGY, INC., a corporation organized under the laws of the State of Delaware (“Evergy”) (Tecumseh Products, Tecumseh Compressor, Tecumseh Products Canada, and Evergy are each a “Borrower”, and collectively “Borrowers”), PNC BANK, NATIONAL ASSOCIATION ("PNC"), the various financial institutions named therein or which hereafter become a party thereto (together with PNC, collectively, "Lenders") and PNC, as agent for the Lenders (in such capacity, "Agent").
BACKGROUND
A.Borrowers, Agent and Lenders are parties to a Revolving Credit and Security Agreement dated as of April 21, 2011, as amended by Amendment No. 1 to Revolving Credit and Security Agreement dated December 30, 2011, as amended by Amendment No. 2 to Revolving Credit and Security Agreement dated November 6, 2013, as amended by Amendment No. 3 to Revolving Credit and Security Agreement dated as of December 11, 2013, as amended by Amendment No. 4 to Revolving Credit and Security Agreement dated as of December 31, 2013, as amended by Amendment No. 5 to Revolving Credit and Security Agreement dated as of January 22, 2014, and as amended by Amendment No. 6 to Revolving Credit and Security Agreement dated as of March 20, 2014 (as amended, restated, supplemented or otherwise modified from time to time, the "Loan Agreement") pursuant to which Agent and Lenders provide Borrowers with certain financial accommodations.
B.    Tecumseh Products and the United States Environmental Protection Agency, an agency of the United States Government (“U.S. EPA”), are parties to an Administrative Order on Consent, U.S. EPA Docket No: RCRA-05-2010-0012 (the “AOC”), dated March 25, 2010 entered in accordance with the authority of the Resource Conservation and Recovery Act of 1976 as amended, which requires certain assurances of financial responsibility for completing the work as outlined in the AOC.
C.    Tecumseh Products requested to establish a standby trust fund at PNC Bank, National Association (the “Trust Fund Account”) into which the proceeds from a Letter of Credit may be deposited to assure all or part of such financial responsibility for the facility identified in the AOC, located at 100 E. Patterson Street, Tecumseh, Michigan, and that PNC Bank, National Association act as trustee (in such capacity with respect to the Trust Fund Account, the “Trust Fund Trustee”).

D.     In connection with the Trust Fund Account, Tecumseh Products requested that the Trust Fund Trustee enter into a Standby Trust Agreement with Tecumseh Products (the “Standby Trust Agreement”), and a letter agreement regarding the Standby Trust Agreement with Tecumseh Products Company (the “Standby Trust Agreement Letter Agreement”, and together with the Standby Trust Agreement, the “Standby Trust Documents”).
E.    Borrowers intend that the Standby Trust Documents will be entered into after the date on which this Amendment is effective.
F.    The Borrowers have requested that Agent and Lenders amend certain provisions of the Loan Agreement, and Agent and Lenders are willing to do so on the terms and conditions in this Amendment.
AGREEMENT
NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:
1.Definitions. All capitalized terms not otherwise defined herein shall have the meanings given to them in the Loan Agreement.
2.    Amendments to Loan Agreement.
(a)    The following defined terms in Section 1.2 of the Loan Agreement are amended to read as follows:
(b)    The following new defined terms are added to Section 1.2 of the Loan Agreement in appropriate alphabetical order:
“Amendment No. 7” means Amendment No. 7 to Revolving Credit and Security Agreement among Agent, Lenders, and Borrowers dated as of August 28, 2014.
“Trust Fund Account” has the meaning given in Amendment No. 7.
“Standby Trust Documents” has the meaning given in Amendment No. 7.
(c)    The definition of “Permitted Encumbrances” in Section 1.2 of the Loan Agreement is amended to read as follows:
“Permitted Encumbrances” means:

(a)    Liens in favor of Agent for the benefit of Agent and Lenders;

(b)    Liens for taxes, assessments or other governmental charges not delinquent or being Properly Contested;

(c)    Liens disclosed in the financial statements referred to in Section 5.5, the existence of which Agent has consented to in writing;

(d)    deposits or pledges to secure obligations under worker’s compensation, social security or similar laws, or under unemployment insurance;

(e)    deposits or pledges to secure bids, tenders, contracts (other than contracts for the payment of money), leases, statutory obligations, surety and appeal bonds and other obligations of like nature arising in the Ordinary Course of Business;

(f)    Liens arising by virtue of the rendition, entry or issuance against any Borrower or any Guarantor, or any property of any Borrower or any Guarantor, of any judgment, writ, order, or decree for so long as each such Lien (x) is in existence for less than 20 consecutive days after it first arises or is being Properly Contested and (y) is at all times junior in priority to any Liens in favor of Agent;
(g)    mechanics’, workers’, materialmen’s, warehouse, statutory landlord or other like Liens arising in the Ordinary Course of Business with respect to obligations which are not due or which are being Properly Contested;

(h)    Liens placed upon fixed assets hereafter acquired to secure a portion of the purchase price thereof, provided that (x) any such lien shall not encumber any other property of any Borrower and (y) the aggregate amount of Indebtedness secured by such Liens incurred as a result of such purchases during any fiscal year shall not exceed the amount provided for in Section 7.8;

(i)    Canadian statutory Liens in respect of deemed statutory trusts under pensions benefits and employment standards legislation that are subordinate and junior to Agent’s Liens;

(j)    the Paris, TN Real Property Option in connection with the closing of the Paris, TN Stamping Assets Sale provided the Specified Paris, TN Stamping Assets Sale Conditions were satisfied and the Paris, TN Real Property Option and Lease Subordination is in effect;

(k)    the Liens with respect to the Trust Fund Account under the terms of the Standby Trust Documents; and

(l)    Liens disclosed on Schedule 1.2; provided that such Liens shall secure only those obligations which they secure on the Closing Date and shall not subsequently apply to any other property or assets of any Borrower.

(d)    Paragraph (h) of Section 4.15 is amended to read as follows:

(h)    Establishment of a Lockbox Account, Dominion Account. All proceeds of Collateral shall be deposited by Borrowers into either a lockbox account, dominion account or such other "blocked account" ("Blocked Accounts"), pursuant to an arrangement with such bank as may be selected by Borrowers and be acceptable to the Agent in its reasonable discretion. Borrowers shall issue to any such bank on or before the Closing Date, an irrevocable letter of instruction directing said bank to transfer such funds so deposited to the Agent upon the occurrence of a Cash Dominion Triggering Event that has not been suspended in accordance with Section 6.11, either to any account maintained by the Agent at said bank or by wire transfer to appropriate account(s) of the Agent. Upon the occurrence of a Cash Dominion Triggering Event that has not been suspended in accordance with Section 6.11, all funds deposited in the Blocked Accounts shall immediately become the property of the Agent, and Borrowers shall obtain the agreement by such bank to waive any offset rights against the funds so deposited. Neither the Agent nor any Lender assumes any responsibility for such blocked account arrangement, including, without limitation, any claim of accord and satisfaction or release with respect to deposits accepted by any bank thereunder. Alternatively, the Agent may establish depository accounts ("Depository Accounts") in the name of the Agent at a bank or banks for the deposit of such funds and Borrowers shall deposit all proceeds of Collateral or cause same to be deposited, in kind, in such Depository Accounts of the Agent in lieu of depositing same to the Blocked Accounts. All deposit accounts of each Borrower and its Subsidiaries (except Excluded Foreign Subsidiaries) not at Agent or its Affiliates, are set forth on Schedule 4.15(h). Agent agrees not to deliver a notice exercising exclusive control with respect to any Blocked Accounts, Depository Accounts, securities accounts or lockboxes unless a Cash Dominion Triggering Event has occurred that has not been suspended in accordance with Section 6.11; provided that Agent agrees not to deliver a notice exercising exclusive control with respect to Black Rock account #32941 and JPMorgan Chase account #5016101 unless an Event of Default has occurred and is continuing; provided further that Agent shall promptly inform Black Rock and JPMorgan Chase (with respect to account #5016101) that an Event of Default no longer exists once an Event of Default ceases to exist, at which time, Borrowers shall be entitled to give, and Black Rock and JPMorgan Chase (with respect to account #5016101), shall comply with, the Grantor's instructions with respect to the specified accounts. Agent shall promptly inform any depository, securities intermediary or issuer party to any control agreement to whom it has given a notice exercising exclusive control if the Cash Dominion Triggering Event has been suspended in accordance with Section 6.11, at which time Borrowers shall be entitled to give, and the depository, securities intermediary or issuer, as applicable, shall comply with, the Borrowing Agent’s instructions with respect to the Account.

(e)    Section 7.4 of the Loan Agreement is amended to read as follows:
7.4.    Investments. Purchase or acquire obligations or Equity Interests of, or any other interest in, any Person, except: (a) obligations issued or guaranteed by the United States of America or any agency thereof, (b) commercial paper with maturities of not more than 180 days and a published rating of not less than A-1 or P-1 (or the equivalent rating), (c) certificates of time deposit and bankers’ acceptances having maturities of not more than 180 days and repurchase agreements backed by United States government securities of a commercial bank if (i) such bank has a combined capital and surplus of at least $500,000,000, or (ii) its debt obligations, or those of a holding company of which it is a Subsidiary, are rated not less than A (or the equivalent rating) by a nationally recognized investment rating agency, (d) U.S. money market funds that invest solely in obligations issued or guaranteed by the United States of America or an agency thereof, (e) investments in Borrowers; (f) investments in Excluded Foreign Subsidiaries and other non-Borrower Subsidiaries as long as (A) no Default or Event of Default is in existence prior to the making thereof or would otherwise arise as a result thereof and (B) Borrowers demonstrate to the Agent’s reasonable satisfaction that after giving effect to each such Investment, Average Undrawn Availability was greater than $10,000,000 for the immediately preceding 60 days and that on a pro forma basis Average Undrawn Availability for the immediately succeeding 60 day period will not be less than $10,000,000; (g) with respect to the Trust Fund Account and the funds and other assets therein from time to time, investments contemplated by the Standby Trust Documents; and (h) those Investments listed on Schedule 7.4.

3.    Conditions of Effectiveness of Amendment. This Amendment is not effective until each of the following conditions precedent (the "Amendment No. 7 Conditions Precedent") have been satisfied to Agent's satisfaction:
(a)    Agent has received fully executed originals of this Amendment.
(b)    All loan documents, including notes, security agreements, guarantees, subordination agreements, landlord waivers, financial statements, legal opinions, evidence of insurance, and other documents, are satisfactory in form and substance to Agent and its legal counsel.
4.    Representations and Warranties. The parties hereto represent and warrant that this Amendment and the Loan Agreement, as amended hereby, constitute legal, valid and binding obligations of the parties hereto and are enforceable against such parties in accordance with their respective terms.
5.    Effect on the Agreement.
(a)    Upon the effectiveness of Section 2 hereof, each reference in the Loan Agreement to "this Agreement," "hereunder," "hereof," "herein" or words of like import shall mean and be a reference to the Loan Agreement as amended hereby.
(b)    Except as specifically amended herein, the Loan Agreement, and all other documents, instruments and agreements executed and/or delivered in connection therewith, shall remain in full force and effect, and are hereby ratified and confirmed.

(c)    The execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of Agent or Lenders, nor constitute a waiver of any provision of the Loan Agreement, or any other documents, instruments or agreements executed and/or delivered under or in connection therewith.
6.    Governing Law. This Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns and shall be governed by and construed in accordance with the laws of the State of Michigan, without regard to any conflicts of laws principles thereto that would call for the application of the laws of another jurisdiction.
7.    Headings. Section headings in this Amendment are included herein for convenience of reference only and shall not constitute a part of this Amendment for any other purpose.
8.    Counterparts; Facsimile and PDF. This Amendment may be executed by the parties hereto in one or more counterparts, each of which shall be deemed an original and all of which when taken together shall constitute one and the same agreement. Any signature delivered by a party by facsimile transmission or electronic transmission in PDF format shall be deemed to be an original signature hereto.
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IN WITNESS WHEREOF, this Amendment has been duly executed as of the day and year first written above.
PNC BANK, NATIONAL ASSOCIATION,
as Lender and as Agent
By: /s/ Todd Milenius
Todd Milenius, Vice President
ACKNOWLEDGED AND AGREED:
TECUMSEH PRODUCTS COMPANY
TECUMSEH COMPRESSOR COMPANY
TECUMSEH PRODUCTS OF CANADA, LIMITED
EVERGY, INC.
By: /s/ Janice E. Stipp
Janice E. Stipp, Chief Financial Officer and Treasurer